

Mail Stop 4628

October 11, 2016

<u>Via E-Mail</u>
Monique Mercier
Executive Vice President, Corporate Secretary and Chief Legal Officer
TELUS Corporation
510 West Georgia Street, 7th Floor
Vancouver, British Columbia
V6B 0M3
Canada

> **Re:** **TELUS Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 1-15144**

Dear Ms. Mercier:

We refer you to our comment letter dated August 29, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Christopher Main
     Assistant Corporate Secretary

     Larry Spirgel
     Assistant Director